UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:     July 2011
Commission File Number:    001-10691

Diageo plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to  Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                                       No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 July 2011

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (01 July 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (15 July 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 July 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 July 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 July 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (22 July 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 July 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 July 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 July 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 July 2011)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh and PDMRs inform the Company of their interests therein.
Dr Humer informs the Company of their beneficial interests.
(11 July 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 July 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 July 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 July 2011)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 24 August 2011	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:58 01-Jul-2011
Number	11357-097C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 32,998 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,113,042 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,888,053.

J Nicholls

Deputy Company Secretary

1 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:45 04-Jul-2011
Number	11345-F1AA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 9,945 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,103,097 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,897,998.

J Nicholls

Deputy Company Secretary

4 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:05 06-Jul-2011
Number	11359-476B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 10,458 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,092,639 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,908,456.

J Nicholls

Deputy Company Secretary

6 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:47 08-Jul-2011
Number	11347-12B5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 25,633 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,067,006 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,934,089.

P Tunnacliffe

Company Secretary

8 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:39 11-Jul-2011
Number	11438-D7C8

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 9,564 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,057,442 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,943,653.

P Tunnacliffe

Company Secretary

11 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:40 11-Jul-2011
Number	11439-F233

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

 1. It received notification on 11 July 2011 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 11 July 2011 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	15

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 July 2011 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	14

S Fletcher	15

D Gosnell	15

J Grover	15

A Morgan	15

G Williams	15

I Wright	15

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £13.00.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

 2. It received notification on 11 July 2011 from Dr FB Humer, a director of the Company, that he had purchased 637 Ordinary Shares on 11 July 2011 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £13.00.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	33,023

PS Walsh	667,361

Name of PDMR	Number of Ordinary Shares

N Blazquez	51,391

S Fletcher	95,068

D Gosnell	72,587

J Grover	154,548

A Morgan	150,436

G Williams	183,880 (of which 6,288 are held as ADS)

I Wright	25,234

P Tunnacliffe

Deputy Company Secretary

11 July 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:55 13-Jul-2011
Number	11255-567A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 15,204 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,042,238 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,958,857.

P Tunnacliffe

Company Secretary

13 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:00 15-Jul-2011
Number	11358-2D78

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,040 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,040,198 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,960,897.

P Tunnacliffe

Company Secretary

15 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:57 20-Jul-2011
Number	11356-075F

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 11,206 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,028,992 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,972,103.

J Nicholls

Deputy Company Secretary

20 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:01 22-Jul-2011
Number	11301-FDB0

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 5,632 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,023,360 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,977,735.

J Nicholls

Deputy Company Secretary

22 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:52 25-Jul-2011
Number	11351-9549

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 6,985 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,016,375 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,984,720.

J Nicholls

Deputy Company Secretary

25 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:36 27-Jul-2011
Number	11236-B161

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,940 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,014,435 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,986,660.

J Nicholls

Deputy Company Secretary

27 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:35 29-Jul-2011
Number	11335-1F35

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,928 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,009,507 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,991,588.

J Nicholls

Deputy Company Secretary

29 July 2011

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:36 29-Jul-2011
Number	11336-39BD

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,001,095 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 250,009,507 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,503,991,588 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

29 July 2011